UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)*

Under the Securities Exchange Act of 1934

GCP APPLIED TECHNOLOGIES INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36164Y101

(CUSIP Number)

David J. Millstone David S. Winter Standard Industries Inc. 1 Campus Drive Parsippany, New Jersey 07054 (973) 628-3000	David J. Millstone David S. Winter Standard Investments LLC 9 West 57th Street, 47th Floor New York, New York 10019 (212) 821-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

September 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons STANDARD INVESTMENTS LLC (f/k/a 40 NORTH MANAGEMENT LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons SI GP III LLC (f/k/a 40 NORTH GP III LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons STANDARD LATITUDE MASTER FUND LTD. (f/k/a 40 NORTH LATITUDE MASTER FUND LTD.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons STANDARD LATITUDE FUND LP (f/k/a 40 NORTH LATITUDE FUND LP)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons SI LATITUDE SPV-D LLC (f/k/a 40 NORTH LATITUDE SPV-D LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons DALBERGIA INVESTMENTS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons STANDARD INDUSTRIES INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons STANDARD INDUSTRIES HOLDINGS INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons G-I Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons G Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons G Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons DAVID S. WINTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons DAVID J. MILLSTONE
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Ronnie F. Heyman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 8 supplements the information set forth in the Schedule 13D filed by Standard Investments LLC (f/k/a 40 North Management LLC), a Delaware limited liability company, Standard Latitude Fund LP (f/k/a 40 North Latitude Fund LP), a Delaware limited partnership, SI GP III LC (f/k/a 40 North GP III LLC), a Delaware limited liability company, Standard Latitude Master Fund Ltd. (f/k/a 40 North Latitude Master Fund Ltd.), a Cayman Islands exempted company incorporated with limited liability, SI Latitude SPV-D LLC (f/k/a 40 North Latitude SPV-D LLC), a Delaware limited liability company, Dalbergia Investments LLC, a Delaware limited liability company, Standard Industries Inc., a Delaware corporation, Standard Industries Holdings Inc., a Delaware corporation, G-I Holdings Inc., a Delaware corporation, G Holdings LLC, a Delaware limited liability company, G Holdings Inc., a Delaware corporation, David S. Winter, an American citizen, David J. Millstone, an American citizen, and Ronnie F. Heyman, an American citizen, with the United States Securities and Exchange Commission (the “SEC”) on March 13, 2017, as heretofore amended (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of GCP Applied Technologies Inc., a Delaware corporation, (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of Standard Investments LLC (f/k/a 40 North Management LLC), a Delaware limited liability company (“Standard Investments”), Standard Latitude Fund LP (f/k/a 40 North Latitude Fund LP), a Delaware limited partnership (“Standard Latitude Feeder”), SI GP III LLC (f/k/a 40 North GP III LLC), a Delaware limited liability company (“SI GP III”), Standard Latitude Master Fund Ltd. (f/k/a 40 North Latitude Master Fund Ltd.), a Cayman Islands exempted company incorporated with limited liability (“Standard Latitude Master”), SI Latitude SPV-D LLC (f/k/a 40 North Latitude SPV-D LLC), a Delaware limited liability company (“SI Latitude SPV”), Dalbergia Investments LLC, a Delaware limited liability company (“Dalbergia”), Standard Industries Inc., a Delaware corporation (“Standard Industries”), Standard Industries Holdings Inc., a Delaware corporation (“Standard Holdings”), G-I Holdings Inc., a Delaware corporation (“G-I Holdings”), G Holdings LLC, a Delaware limited liability company (“G Holdings LLC”), G Holdings Inc., a Delaware corporation (“G Holdings Inc.”), David S. Winter, an American citizen, David J. Millstone, an American citizen, and Ronnie F. Heyman, an American citizen (all of the foregoing, collectively, the “Reporting Persons”).

This statement constitutes an exit filing of each of the Reporting Persons with respect to Shares previously reported as held by (i) SI Latitude SPV, a wholly owned subsidiary of Standard Latitude Master, the “master” fund in a “master-feeder” structure in which Standard Latitude Feeder is a “feeder” fund, (ii) Standard Latitude Master and (iii) Dalbergia.

The principal business of each of Standard Latitude Feeder, Standard Latitude Master, SI Latitude SPV and Dalbergia is the making of investments in securities and other assets. The principal business of SI GP III is to serve as general partner of Standard Latitude Feeder. Standard Investments serves as principal investment manager to Standard Latitude Feeder and Standard Latitude Master. As such, Standard Investments has been granted investment discretion over portfolio investments, including the Shares held by SI Latitude SPV and Standard Latitude Master. Standard Industries, the sole owner of Dalbergia, is a global diversified holding company whose businesses are engaged in the manufacture and sale of commercial and residential roofing and waterproofing products, insulation products, aggregates, and other specialty construction products. Standard Holdings, G-I Holdings, G Holdings LLC and G Holdings Inc. are direct or indirect parent companies of Standard Industries. David S. Winter and David J. Millstone serve as: the sole members and principals of each of Standard Investments and SI GP III; as the principals of SI Latitude SPV; as the sole directors of Standard Latitude Master; as Co-Executive Chairmen and Co-Chief Executive Officers of Dalbergia; as directors, Co-Executive Chairmen, and Co-Chief Executive Officers of Standard Industries; as the sole directors, Co-Executive Chairmen, Chief Executive Officers and Presidents of Standard Holdings; as the sole directors and Co-Executive Vice Chairmen of G-I Holdings and as Co-Executive Vice Chairmen of each of G Holdings LLC and G Holdings Inc. Ronnie F. Heyman is the Chairman, Chief Executive Officer, and President of each of G Holdings LLC and G Holdings Inc. and the sole member of the Board of Directors of G Holdings Inc. The principal business address of Dalbergia, Standard Industries, G-I Holdings, G Holdings LLC and G Holdings Inc. is 1 Campus Drive, Parsippany, New Jersey 07054. The principal business address of Standard Holdings is 1011 Centre Road, Suite 315, Wilmington, Delaware 19805. The principal business address of all of the other Reporting Persons is 9 West 57th Street, 47th Floor, New York, New York 10019. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and restated as follows:

As described in Item 4 below, as a result of the consummation of the Merger (as defined below), the Reporting Persons ceased to beneficially own any Shares.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and restated as follows:

On September 27, 2022 (the “Effective Time”), pursuant to the terms of the Agreement and Plan of Merger, dated as of December 5, 2021, among the Issuer, Cyclades Parent, Inc. (“Parent”), and Cyclades Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Parent (the “Merger Agreement”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a direct wholly-owned subsidiary of Parent.

At the Effective Time, pursuant to the terms of the Merger Agreement, each Share beneficially owned by the Reporting Persons was converted into the right to receive $32.00 in cash (without interest).

As a result of the consummation of the transactions contemplated by the Merger Agreement, as of the Effective Time, the Reporting Persons no longer beneficially own any Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) – (b) Effective September 27, 2022, pursuant to the Merger Agreement, each Share beneficially owned by the Reporting Persons was converted into the right to receive $32.00 in cash (without interest). Accordingly, the Reporting Persons no longer beneficially own any Shares.

(c) Except as disclosed in this Item 5, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Not applicable.

(e) On September 27, 2022, the transactions contemplated by the Merger Agreement were consummated and resulted in the Reporting Persons ceasing to beneficially own Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 4 and 5 of this Amendment No. 8 is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 – Agreement by and among Standard Investments LLC (f/k/a 40 North Management LLC), SI GP III LLC (f/k/a 40 North GP III LLC), Standard Latitude Fund LP (f/k/a 40 North Latitude Fund LP, Standard Latitude Master Fund Ltd. (f/k/a 40 North Latitude Master Fund Ltd.), SI Latitude SPV-D LLC (f/k/a 40 North Latitude SPV-D LLC), Dalbergia Investments LLC, Standard Industries Inc., Standard Industries Holdings Inc., G-I Holdings Inc., G Holdings LLC, G Holdings Inc., David S. Winter, David J. Millstone and Ronnie F. Heyman, to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 28, 2022	STANDARD INVESTMENTS LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: September 28, 2022	STANDARD LATITUDE FUND LP

By SI GP III LLC, its General Partner

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: September 28, 2022	STANDARD LATITUDE MASTER FUND LTD.

	By:	/s/ David S. Winter
David S. Winter
Director

	By:	/s/ David J. Millstone
David J. Millstone
Director

Date: September 28, 2022	SI LATITUDE SPV-D LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: September 28, 2022	SI GP III LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: September 28, 2022	DALBERGIA INVESTMENTS LLC

	By:	/s/ John Rebele
John Rebele Executive Vice President and Chief Financial Officer

Date: September 28, 2022	STANDARD INDUSTRIES INC.

	By:	/s/ John Rebele
John Rebele Executive Vice President and Chief Financial Officer

Date: September 28, 2022	STANDARD INDUSTRIES HOLDINGS INC.

	By:	/s/ John Rebele
John Rebele Executive Vice President and Chief Financial Officer

Date: September 28, 2022	G-I HOLDINGS INC.

	By:	/s/ Tunde Reddy
Tunde Reddy Chief Financial Officer

Date: September 28, 2022	G HOLDINGS LLC

	By:	/s/ Tunde Reddy
Tunde Reddy Chief Financial Officer

Date: September 28, 2022	G HOLDINGS INC.

	By:	/s/ Tunde Reddy
Tunde Reddy Chief Financial Officer

Date: September 28, 2022	DAVID S. WINTER

	By:	/s/ David S. Winter

Date: September 28, 2022	DAVID J. MILLSTONE

	By:	/s/ David J. Millstone

Date: September 28, 2022	Ronnie F. Heyman

	By:	/s/ Ronnie F. Heyman